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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
The Allied Defense Group, Inc.

Full Name of Registrant

Former Name if Applicable

8000 Towers Crescent Drive, Suite 260

Address of Principal Executive Office (Street and Number)
Vienna, VA 22182

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Allied Defense Group, Inc. (the “Company”) has determined that it must delay the filing of its Form 10Q for the period ending September 30, 2006. In October, 2006 the Company completed its accounting restatement of the years 2002-2004 and filed its Form 10-K for the year ended December 31, 2005, and its Form 10-Q for the period ended March 31, 2006 and Form 10-Q for the period ended June 30, 2006 which were delayed due to the accounting restatement for the prior periods. These multiple filings in October 2006 delayed the Company’s work on its Form 10-Q for the period ended September 30, 2006 and have caused the Company to be unable to timely file the Form 10-Q for the period ended September 30, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Deborah F. Ricci	(703)	847-5268
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2006, Allied had net earnings of $2.5 million, or $0.40 per fully diluted share, on revenues of $27.2 million, compared to a net loss of $6.7 million, or $(1.15) per fully diluted share, on revenues of $26.8 million, for the same period in 2005. Earnings for the quarter ended September 30, 2006 included a non-operating gain on the fair value of Senior Convertible notes of $4.2 million. For the nine months ended September 30, 2006, Allied reported a net loss of $6.3 million, or $(1.04) a share fully diluted, on revenues of $94.7 million. This compares to a net loss of $16.6 million, or $(2.93) a share fully diluted, on revenues of $77.0 million for the same period in 2005. Earnings for the nine months ended September 30, 2006 included a non-operating gain on the fair value of Senior Convertible notes of $5.2 million.

The Allied Defense Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2006	By	/s/ Deborah F. Ricci
Deborah F. Ricci, Corporate Controller